UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2001

or

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from   to

Commission file number 1-3619

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

INDEX

INDEPENDENT AUDITORS' REPORT

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and its changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 28, 2002

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001
(thousands of dollars)

| | Total | Fund Information | | |
		Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the Warner-Lambert Master Trust, at fair value	$44,380	$15,867	$28,513	$ --
Loans to participants	1,395	--	--	1,395
Contributions receivable:				
Participant	62	--	62	--
Employer	1,062	1,062	--	--
Net assets available for plan benefits	$46,899	$16,929	$28,575	$1,395

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000
(thousands of dollars)

	Total	Fund Information Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the Warner-Lambert Master Trust, at fair value	$53,080	$19,301	$33,779	$ --
Loans to participants	1,372	--	--	1,372
Contributions receivable:				
Participant	43	--	43	--
Employer	983	983	--	--
Net assets available for plan benefits	$55,478	$20,284	$33,822	$1,372

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001
(thousands of dollars)

	Total	Fund Information		
		Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the net investment loss from the Warner-Lambert Master Trust...............	$(5,849)	$(2,405)	$(3,444)	$ --
Interest income from loans to participants.............	121	45	76	--
Contributions:				
Participant................	3,181	--	3,181	--
Employer....................	1,655	1,576	79	--
Withdrawals..................	(7,569)	(2,431)	(5,013)	(125)
Loan transaction transfers, net..............	--	(83)	(65)	148
Administrative expenses.......	(118)	(4)	(114)	--
Interfund transfers..........	--	(53)	53	--
Net (decrease)/increase.......	(8,579)	(3,355)	(5,247)	23
Net assets available for plan benefits:				
Beginning of year...........	55,478	20,284	33,822	$1,372
End of year................	$46,899	$16,929	$28,575	$1,395
	=======	=======	=======	======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2000
(thousands of dollars)

	Total	**Fund Information**		
		Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the net investment income from the Warner-Lambert Master Trust	$17,082	$7,178	$9,904	$ --
Interest income from loans to participants	98	33	65	--
Contributions:				
Participant	3,750	--	3,750	--
Employer	2,485	2,483	2	--
Withdrawals	(5,217)	(1,552)	(3,609)	(56)
Loan transaction transfers, net	--	(177)	(298)	475
Administrative expenses	(104)	(5)	(99)	--
Interfund transfers	--	(29)	29	--
Net increase	18,094	7,931	9,744	419
Net assets available for plan benefits:				
Beginning of year	37,384	12,353	24,078	953
End of year	$55,478	$20,284	$33,822	$1,372
	=======	=======	=======	======

See Notes to Financial Statements which are an integral part of these financial statements.

Note 1 —Description of the Plan

General — On June 19, 2000, Pfizer Inc. (the Company) completed a merger with Warner-Lambert Company. In connection with the merger, the Company adopted and assumed the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the Plan). The Plan is a defined contribution profit-sharing savings plan covering employees of the legacy Warner-Lambert Company in Puerto Rico who meet certain eligibility and participation requirements. Those employees who continue to contribute to the Plan are now active employees of the Company. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Contributions — Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their base earnings each year. Participants have the option of contributing on a pre-tax and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions that are less than or equal to 6% of the participant's base earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions may be made each year of up to 65% of each participant's contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-common share versus the prior year. Participants who are eligible employees may rollover contributions from other qualified plans into the Plan.

Investment Options —

Nonparticipant Directed Fund — The Company contributes to one fund:

Company Stock Fund — This fund invests employer contributions in common stock of the Company. Beginning at age 55, participants, if they are vested, can transfer assets at graduated percentages, based on age, out of the Company Stock Fund into other investment funds.

Participant Directed Funds — Participants are able to invest in the following six investment funds:

Colleague Stock Fund —This fund invests in common stock of the Company, to provide an additional opportunity to participate in the performance of the Company's common stock.

Equity Index Trust* — This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund* — This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

Small-Cap Value Fund* — This fund invests in stocks of small U.S. companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund* — This fund invests primarily in stocks of established growth companies outside the U.S., predominately in Europe, East Asia, Australia and Canada, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Balanced Fund* — This fund invests in a balanced mix of approximately 60% stocks and 40% senior fixed income securities, to provide long-term growth of capital and current income.

* T. Rowe Price sponsored fund.

Changes in the participants' allocations relating to their future contributions and their current account balances can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

The trustee of the Plan, T. Rowe Price (the Trustee), manages investments in its sponsored funds and therefore, is deemed a related party.

Vesting — Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 2001 and 2000 were $19 thousand and $23 thousand, respectively.

Loans to Participants — Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's vested account balance reduced by any current outstanding loan balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective as of the last business day of the month before the month in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may only borrow from their vested account balances. Participant loans are presented at cost, which approximates fair value.

Benefit Payments — Upon retirement, total disability or death, participants or their beneficiaries may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of the participant account balances in the Company Stock Fund, if vested, and all other savings investment funds.

Plan Termination — In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of affected participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company's Board of Directors, each participant shall be entitled to the vested balance in accumulated investments credited to his/her account under the Plan.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Master Trust Arrangement — The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan (collectively referred to as the Plans) in the Warner-Lambert Master Trust (the Master Trust) for investment and administrative purposes. The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

The value of the Fixed Income fund is determined by multiplying $1.00 by the number of shares owned by the Master Trust in the fund. Within the Fixed Income fund are fully benefit-responsive guaranteed investment contracts, the principal and interest of which are guaranteed. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive guaranteed investment contracts for the years ended December 31, 2001 and 2000 was 6.58% and 6.45%, respectively. The Equity Index Trust fund is stated at net asset value as determined based on the closing market prices of the underlying investments held. The investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

Dividend and interest income are recorded by the Trustee as earned by the Master Trust. Net appreciation/ (depreciation) in fair value of Master Trust investments consists of realized and unrealized gains and losses.

Loan Fund — The Loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Interest Income from Loans to Participants — Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Expenses — All expenses are paid by the Plan unless paid by the Company.

Note 3 — Tax Status of the Plan

The Bureau of Income Tax of the Department of the Treasury of the Commonwealth of Puerto Rico has ruled that the Plan qualifies under section 165(a) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC) and is, therefore, not subject to tax under present income tax law. Further, the Plan has received a determination letter advising that the original plan and subsequent amendments through January 1, 1997 are qualified under Section 165(a) of the PRIRC and will be treated for purposes of Section 501(a) of the Internal Revenue Code (the Code) as an organization described in Section 401(a) of the Code by reason of Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the Code and the PRIRC. Accordingly, no provision has been made for federal income taxes.

Note 4 — Plan Administration

The Investment Committee (the Committee) of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Plan and the Master Trust, including oversight of the investments, the trustee and investment managers.

Note 5 — Master Trust Financial Information

The investments of the Master Trust as of December 31, 2001 and 2000 were as follows:

(thousands of dollars)	2001	2000
Investments at fair value:		
Company common stock..................	$1,548,271	$2,049,824
Equity funds.........................	357,304	437,082
Bond funds...........................	11,433	8,454
Fixed income fund....................	166,280	182,801
Cash and cash equivalents............	1,258	171
Net assets available for benefits.......	$2,084,546	$2,678,332
Plan's interest in the Master Trust.....	$ 44,380	$ 53,080

The investment activity of the Master Trust for the years ended December 31, 2001 and 2000 was as follows:

(thousands of dollars)	2001	2000
Net (depreciation)/appreciation in fair value of investments:		
Company common stock..................	$(263,551)	$790,247
Equity funds.........................	(52,626)	(70,018)
Bond funds...........................	(162)	(270)
Fixed income fund....................	--	(74)
	(316,339)	719,885
Dividend and interest income...........	34,888	56,800
	$(281,451)	$776,685
Plan's interest in the net investment (loss)/income from the Master Trust.....................	$ (5,849)	$ 17,082

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the investments and investment activity of the Master Trust.

At December 31, 2001 and 2000, the Plan's interest in the Master Trust was approximately 2%. The unaudited financial statements of the Master Trust as of and for the years ended October 31, 2001 and 2000 are prepared on the cash basis of accounting and are included as Exhibit I to the Plan's Form 11-K.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001
(thousands of dollars)

	Cost	Current Value
Plan's interest in the Warner-Lambert Master Trust*..........................	$50,080	$44,380
Loans to participants* (Interest rates: 5.0% - 9.5%) (Maturity dates 1/1/2002 — 11/5/2005)...	1,395	1,395
	$51,475	$45,775
	=======	=======

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

By: /s/ David L. Shedlarz

David L. Shedlarz
Executive Vice President and
Chief Financial Officer, Pfizer Inc.
Chair, Investment Committee

Date: June 28, 2002

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2001
(thousands of dollars)
(unaudited)

	Total	Fund Information		
		Nonparticipant Directed	Participant Directed	Loan Fund
Investments at fair value:				
Company common stock.........	$1,663,212	$990,033	$ 673,179	$ --
Equity funds.................	326,469	--	326,469	--
Bond funds...................	10,447	--	10,447	--
Fixed income fund............	164,152	--	164,152	--
Loans to participants.........	15,903	--	--	15,903
Net assets available for benefits..................	$2,180,183	$990,033	$1,174,247	$15,903

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2000
(thousands of dollars)
(unaudited)

	Total	Fund Information		
		Nonparticipant Directed	Participant Directed	Loan Fund
Investments at fair value:				
Company common stock........	$2,003,142	$1,227,402	$ 775,740	$ --
Equity funds................	482,935	--	482,935	--
Bond funds..................	8,268	--	8,268	--
Fixed income fund...........	182,278	--	182,278	--
Loans to participants.......	6,274	--	--	16,274
Net assets available for benefits................	$2,692,897	$1,227,402	$1,449,221	$16,274

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2001
(thousands of dollars)
(unaudited)

| | Total | Fund Information | | |
		Nonparticipant Directed	Participant Directed	Loan Fund
Investment activity:				
Interest income from loans to participants......	$ 1,277	$ 100	$ 1,177	$ --
Dividend and interest income.....................	57,800	10,876	46,924	--
Net depreciation in fair value of investments.......	(198,247)	(35,227)	(163,020)	--
Contributions:				
Participant.................	57,586	--	57,586	--
Employer....................	24,090	24,557	(467)	--
Loan transaction transfers, net..............	--	(102)	(1,155)	1,257
Withdrawals.................	(455,401)	(223,214)	(230,509)	(1,678)
Administrative expenses......	(849)	(11)	(838)	--
Interfund transfers..........	--	(14,348)	14,348	--
Transfer in..................	1,030	--	980	50
Net decrease................	(512,714)	(237,369)	(274,974)	(371)
Net assets available for benefits:				
Beginning of year...........	2,692,897	1,227,402	1,449,221	16,274
End of year.................	$2,180,183	$ 990,033	$1,174,247	$15,903

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2000
(thousands of dollars)
(unaudited)

	Total	Fund Information		
		Nonparticipant Directed	Participant Directed	Loan Fund
Investment activity:				
Interest income from loans to participants......	$ 1,299	$ 82	$ 1,217	$ --
Dividend and interest income...................	49,764	10,228	39,536	--
Net appreciation in fair value of investments.......	724,742	433,689	291,053	--
Contributions:				
Participant................	71,191	--	71,191	--
Employer...................	27,043	26,746	297	--
Loan transaction transfers, net.............	--	(235)	183	52
Withdrawals.................	(274,856)	(115,376)	(158,786)	(694)
Administrative expenses......	(951)	(15)	(936)	--
Interfund transfers.........	--	(43,172)	43,172	--
Net increase/(decrease)......	598,232	311,947	286,927	(642)
Net assets available for benefits:				
Beginning of year..........	2,094,665	915,455	1,162,294	16,916
End of year................	$2,692,897	$1,227,402	$1,449,221	$16,274

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
NOTES TO FINANCIAL STATEMENTS
(thousands of dollars)
(unaudited)

Note 1 — Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Warner-Lambert Master Trust (the Master Trust) include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the Plans) and are prepared on the cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments — The value of the Fixed Income fund is determined by multiplying $1.00 by the number of shares owned by the Master Trust in the fund. Within the Fixed Income fund are fully benefit-responsive guaranteed investment contracts, the principal and interest of which are guaranteed. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive guaranteed investment contracts for the years ended December 31, 2001 and 2000 was 6.58% and 6.45%, respectively. The Equity Index Trust fund is stated at net asset value as determined based on the closing market prices of the underlying investments held. The investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the Master Trust year.

Loan Fund — The loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Investment Activity — Dividend and interest income are recorded by T. Rowe Price (the Trustee) as earned. Net appreciation/(depreciation) in fair value of investments consists of realized and unrealized gains and losses. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Expenses — All expenses are paid by the Plans unless paid by Pfizer Inc. (the Company).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the investments and investment activity of the Master Trust.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
NOTES TO FINANCIAL STATEMENTS
(thousands of dollars)
(unaudited)

Note 2 — Tax Status of the Master Trust

The Plans in the Master Trust are intended to be qualified plans under the Internal Revenue Code (the Code) and the Puerto Rico Internal Revenue Code of 1994, respectively, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.

Note 3 — Significant Investments

The following presents the fair value of investments that represent 5% or more of the net assets of the Master Trust:

	October 31, 2001	October 31, 2000
Company* common stock..............	$1,663,212	$2,003,142
T. Rowe Price equity index fund....	115,881	177,209

* Pfizer Inc.

Note 4 — Trust Administration

The Investment Committee (the Committee) of the Plans monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Master Trust, including oversight of investments, the trustee and investment managers.

Note 5 — Transfer In

During 2001, another Company plan, the Willinger Brothers, Inc. 401(k) plan became part of the Warner-Lambert Savings and Stock Plan (WLSSP). As a result, participants in this plan became eligible to participate in the WLSSP and assets of $1,030, which included loans to participants of $50, were transferred into the Master Trust.

Note 6 — Subsequent Event

Effective February 1, 2002, most of the assets of the WLSSP and all of the assets of another Company plan, the Agouron Pharmaceuticals, Inc. 401(k) plan, totaling $1.83 billion were transferred into the Pfizer Savings and Investment Plan (PSIP) to create one harmonized savings plan for all eligible employees of the Company. At the same time, the PSIP was renamed the Pfizer Savings Plan. Participants remaining in the WLSSP are those individuals who are or were covered by the collective bargaining agreement between the Paper, Allied-Industrial, Chemical and Energy Workers International Union, A.F.L.-C.I.O., Lititz, PA, Local 2-670 and the Warner-Lambert Company. The WLSSP's beneficial interest in the net assets of the Master Trust, excluding those related to the remaining participants, were transferred to the trustee of the Pfizer Savings Plan. The assets remaining in the Plan as of February 1, 2002 were $58.6 million.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

    We consent to incorporation by reference in the Registration Statement on Form S-8 of Pfizer Inc. dated June 19, 2000 (File No. 333-39610) of our report dated June 28, 2002, relating to the statements of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 28, 2002